[SANDRIDGE ENERGY, INC. LETTERHEAD]
May 17, 2007
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SandRidge Energy, Inc. — Form S-1 (Registration No. 333-131754)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, SandRidge Energy, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to register the securities described in the Registration Statement at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Very truly yours, SANDRIDGE ENERGY, INC.
By:	/s/ V. Bruce Thompson
	Name:	V. Bruce Thompson
	Title:	Senior Vice President, General Counsel and Secretary